UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2011.
Commission File No. 333-08880
MEXICAN SATELLITES,
a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
Satélites Mexicanos, S.A. de C.V.
Avenida Paseo de la Reforma No. 222, pisos 20 y 21
Col. Juárez
México, D.F., 06600,
México (52)55-2629-5800
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F Form
20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
QUARTERLY REPORT ON FORM 6-K
INDEX TO UNAUDITED FINANCIAL INFORMATION

Page

PART I — FINANCIAL INFORMATION

Item 1. Basis of presentation of quarterly information	2

Item 2. Unaudited Financial Statements:

Consolidated Balance Sheets as of March 31, 2011 and December 31, 2010	3

Consolidated Statements of Operations for the three months ended March 31, 2011 and 2010	4

Consolidated Statements of Cash Flows for the three months ended March 31, 2011 and 2010	5

Condensed Notes to Consolidated Financial Statements	6

Item 3. Management’s Discussion and Analysis of Financial Condition and Results of Operations:	24

Results of operations for the three months ended March 31, 2011 and 2010	24

PART II — OTHER INFORMATION

Item 1. Legal Matters	28

Item 2. Other Matters	28

Item 3. Exhibits	28

Item 4. Signatures	29

Exhibit 1.3
Exhibit 2.37
Exhibit 2.38
Exhibit 2.39
Exhibit 2.40
Exhibit 2.41
Exhibit 2.42
Exhibit 2.43
Exhibit 2.44
Exhibit 2.45
Exhibit 2.46
Exhibit 2.47

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Item 1. Basis of Presentation of Quarterly Periods Information
The indenture dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V., each of the First Priority Guarantors named therein, as First Priority Guarantors, and U.S. Bank National Association, a national banking association, as First Priority Indenture (successor) Trustee (the “Old First Priority Indenture) and the Indenture, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V. the Issuer, each of the Second Priority Guarantors named therein as Second Priority Guarantors, and Wells Fargo Bank National Association, a national banking association as Trustee (the “Old Second Priority Indenture” and, together with the Old First Priority Indenture, the “Old Indentures”) required in Section 4.10(b) of the First Priority Indenture and Section 4.8 of the Second Priority Indenture, us to furnish, after the end of each of the first three quarterly periods of each fiscal year, our unaudited consolidated balance sheet as at the end of such quarter and the related unaudited consolidated statements of income and cash flows for such quarter and the portion of the fiscal year through the end of such quarter, setting forth a comparison to the figures for the previous year or, in the case of balance sheet, the previous year-end. Section 4.11(a)(iv) of the First Priority Indenture and Section 4.10 of the Second Priority Indenture, required us to furnish quarterly unaudited financial information, including a Management’s Discussion and Analysis of Financial Condition and Results of Operations and its subsidiaries by quarter, compared to the corresponding quarter of the previous year. This form 6-K is filed pursuant to these requirements. As noted below, the notes issued pursuant to the Old Indentures are no longer outstanding and we have entered into the New Indenture, as defined below. The New Indenture also requires us to provide certain financial information to the holders of the New Notes (or file such information with the Securities and Exchange Commission for public availability).
The accompanying consolidated financial statements have not been audited, but are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification (the “Codification”).
This periodic report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. They can be identified by the use of forward-looking words such as “believe”, “expect”, “plan”, “may”, “will”, “should”, or “anticipate” or their negatives or other variations of these words or other comparable words, or by discussion of strategy that involves risks and uncertainties. These forward-looking statements may be included in, but are not limited to, various filings made by us with the Securities and Exchange Commission (the “Commission”), press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements are only predictions. Actual events or results could differ materially from those projected or suggested in any forward-looking statement as a result of a wide variety of factors and conditions. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event the accompanying statements are applicable only as of the date of this Form 6-K and we undertake no obligation to update or revise any of them.
The notes issued under the Old Indentures were repaid on May 27, 2011. On May 5, 2011 we entered into an Indenture with Wilmington Trust FSB, as trustee, (the “New Indenture”) pursuant to which we issued $325 million of 9.5% Senior Secured Notes due 2017 (the “New Notes”).
Section 4.03 of New Indenture requires us to file reports on Form 6-K containing unaudited quarterly financial statements together with a Management’s Discussion and Analysis of Financial Condition and Results of Operations on a quarterly basis.
The presentation in this Form 6-K does not give effect to the issuance of the New Notes pursuant to the New Indenture or the related transactions including, but not limited to, our voluntary filing for protection under Chapter 11 of the U.S. Bankruptcy Code on April 6, 2011 or the confirmation of our plan of reorganization on May 11, 2011 which became effective on May 26, 2011 (the “Transactions”). See footnotes 2 and 14 of the Condensed Notes to Unaudited Consolidated Financial Statements herein.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
PART I — FINANCIAL INFORMATION
Item 2. Unaudited Financial Statements
Consolidated Balance Sheets
(In thousands of U. S. dollars)

	March 31, 2011	December 31, 2010
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	$60,527	$75,712
Accounts receivable — net	16,687	13,126
Due from related parties	1,008	840
Inventories — net of allowance for obsolescence	389	494
Prepaid insurance	3,961	4,911

Total current assets	82,572	95,083

Satellites and equipment — net	193,087	202,045
Construction in progress — Satmex 8	89,793	63,113
Concessions — net	37,831	38,185
Intangible assets	6,375	7,156
Guarantee deposits and other assets	968	873
Goodwill	32,502	32,502

Total	$443,128	$438,957

Liabilities and Shareholders’ Deficit

Current liabilities:
Short-term portion of debt obligations	$238,237	$238,237
Accounts payable and accrued expenses	22,093	14,630
Deferred revenue	2,344	2,344
Accrued interest	1,817	1,781
Income tax payable	201	101
Deferred income taxes	27	325

Total current liabilities	264,719	257,418

Debt obligations	201,893	197,873
Deferred revenue	60,080	60,666
Guarantee deposits and accrued expenses	2,613	2,677
Labor obligations	943	943
Deferred income taxes	5,276	5,413

Total liabilities	535,524	524,990

Contingencies and commitments (Note 13)

Shareholders’ deficit:
Satélites Mexicanos, S. A. de C. V. shareholders’ deficit
Common stock:
Class I, no par value, 10,312,499 shares authorized, issued and outstanding	—	—
Class II, no par value, 36,562,500 shares authorized, issued and outstanding	—	—
Paid-in capital	46,764	46,764
Accumulated deficit	(142,676)	(136,320)

Total Satélites Mexicanos, S. A. de C. V. shareholders’ deficit	(95,912)	(89,556)
Noncontrolling interest	3,516	3,523

Total shareholders’ deficit	(92,396)	(86,033)

Total	$443,128	$438,957

See accompanying notes to these unaudited consolidated financial statements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Unaudited Consolidated Statements of Operations
(In thousands of U. S. dollars)

	Three months period ended
	March 31,
	2011	2010

Revenues:
Satellite services	$26,634	$26,430
Broadband satellite services	3,186	3,003
Programming distribution services	2,808	2,374

Total revenues	32,628	31,807

Costs and expenses
Satellite services (1)	2,572	2,731
Broadband satellite services (1)	441	492
Programming distribution services (1)	1,555	1,223
Selling and administrative expenses (1)	4,761	3,657
Depreciation and amortization	10,222	10,443
Restructuring expenses (2)	8,846	3,875

Total costs and expenses	28,397	22,421

Operating income	4,231	9,386

Other (expenses) income:
Interest expense	(10,673)	(10,545)
Interest income	94	87
Net foreign exchange gain (loss)	173	(32)

Loss before income tax	(6,175)	(1,104)

Income tax expense	188	2,555

Net loss	(6,363)	(3,659)

Less: Net income attributable to noncontrolling interest	(7)	130

Net loss attributable to Satélites Mexicanos, S. A. de C. V.	$(6,356)	$(3,789)

(1)	Exclusive of depreciation and amortization shown separately.

(2)	Restructuring expenses consist of costs incurred by Satmex as part of its activities to restructure its capital structure (including principally financial advisory, professional and regulatory fees)
See accompanying notes to these unaudited consolidated financial statements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Unaudited Consolidated Statements of Cash Flows
(In thousands of U. S. dollars)

	Three months period ended
	March 31,
	2011	2010

Cash flows from operating activities:
Net loss	$(6,363)	$(3,659)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	10,222	10,443
Deferred income taxes	(435)	(266)
Deferred revenue	(586)	(586)
Interest accrued to principal on debt obligations	4,020	3,623

Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(3,561)	15
Due from related parties	(168)	(451)
Inventories	105	164
Prepaid insurance	950	1,254
Guarantee deposits and other assets	(95)	(72)
Accounts payable, accrued expenses and income tax	1,249	(1,505)
Guarantee deposits and accrued expenses	(64)	(268)
Accrued interest	36	138

Net cash provided by operating activities	5,310	8,830

Cash flows from investing activities:
Construction in progress Satmex 8 (including capitalized interest)	(20,112)	—
Acquisition of equipment	(383)	(1,109)

Net cash used in investing activities	(20,495)	(1,109)

Cash and cash equivalents:
Net (decrease) increase for the period	(15,185)	7,721
Beginning of period	75,712	102,393

End of period	$60,527	$110,114

Supplemental disclosures of cash flow information:
Cash paid during the period:
Interest paid	$8,929	$7,046

Capitalized interest	$2,165	$—

Income taxes paid	$453	$2,355

Non-cash investing activities:
Capital expenditures incurred not yet paid	$6,314	$2,613

See accompanying notes to these unaudited consolidated financial statements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Condensed Notes to Unaudited Consolidated Financial Statements
(In thousands of U.S. dollars)
1.	Nature of business

Satmex is a significant provider of fixed satellite services (“FSS”) in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. Our current fleet is comprised of three satellites, Satmex 6, Satmex 5, and Solidaridad 2 in contiguous orbital slots that enable our customers to effectively serve our entire coverage footprint utilizing a single satellite connection. Our business provides mission-critical communication services to a diverse range of high-quality customers, including large telecommunications companies, private and state-owned broadcasting networks, cable and direct-to-home satellite (“DTH”) television operators, and public and private telecommunications networks operated by financial, industrial, transportation, tourism, educational and media companies as well as governmental entities. We provide our services primarily to three types of customers: data and voice-over IP networks, video and government.

We primarily provide commercial FSS through Satmex 6 and Satmex 5, which have a total of 108 C- and Ku-band 36 MHz transponder equivalents. We have started construction and entered into a launch services agreement for a new satellite, Satmex 8, which will replace Satmex 5. We anticipate that construction on Satmex 8 will be completed by July 2012 and that Satmex 8 will be in-service by the end of 2012. In March 2008, Solidaridad 2, was placed in inclined orbit primarily provides L-band service to the Mexican government for national security and social services.

We operate and monitor our satellite fleet from two specialized earth stations, or satellite control centers, located in Iztapalapa, Mexico, and Hermosillo, Mexico. The Mexican government granted us a concession (the “Property Concession”) to use the land and buildings on which our satellite control centers are located for an initial term expiring in October 2037, which Property Concession may be renewed.

In addition to our core FSS business, which we report as our “Satellite services” segment, we also offer broadband satellite services through our 75%-owned subsidiary Enlances Integra, S. de R.L. de C.V. (“Enlaces”) and programming distribution services through our “Alterna’TV” digital distribution platform.

2.	Basis of presentation
The accompanying unaudited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Going concern — The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. As of March 31, 2011, the Company’s consolidated financial statements show an accumulated deficit exceeding two-thirds of its paid-in capital. Under Mexican law, this condition permits the Company’s shareholders, creditors or other interested parties to force the Company into dissolution. In addition, as of March 31, 2011, the Company has a working capital deficit of $182,147 and incurred net losses of $6,356 and $3,789 for the three month periods ended March 31, 2011 and 2010 respectively. Furthermore, based on current cash levels, the Company would be unable to pay its First Priority Senior Secured Notes (“FPSSN”) due on November 30, 2011. The Company requires additional financing to service its indebtedness, fund its operations and invest in the growth of its business. However, the Old Indentures restrict our ability to incur additional debt unless authorization from bondholders is obtained.

Recapitalization transactions — In an effort to address these issues, the Company reached an agreement with certain holders (the “Supporting Holders”) of the First Priority Old Notes and Second Priority Old Notes issued under the Old Indentures (“SPSSN”) regarding a comprehensive recapitalization of the Company effected through various transactions, including the solicitation of a prepackaged plan of reorganization filed in the United States Bankruptcy Court (the “Plan of Reorganization”) to provide (i) the resources for the Company to repay its First Priority Old Notes via a new high-yield bond offering, and (ii) to timely finance the completion of Satmex 8 satellite, through a rights offering to the Supporting Holders.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

The Plan of Reorganization contemplated that the recapitalization would be financed with (i) the proceeds of an offering of the New Notes, representing $325,000 in aggregate principal amount of new senior secured debt financing and (ii) the proceeds of a rights offering of equity securities in the indirect parent of Reorganized Satmex to eligible holders of Second Priority Old Notes in an aggregate amount of up to $96,250 (the “Primary Rights”). Eligible holders of Second Priority Old Notes would also have the right to invest in their pro rata share of a follow-on issuance of equity securities in an aggregate amount of up to $40,000 (the “Follow-On Rights”), which may be called by Reorganized Satmex for purposes of funding the construction and launch of its Satmex 7 satellite.

Under the terms of the Plan of Reorganization, it was contemplated that holders of claims against and interests in Satmex would receive the following treatment:
•	Holders of Satmex’s First Priority Old Notes will be paid out in cash at par plus accrued interest at the non default rate without premium or penalty.
•
Holders of Satmex’s Second Priority Old Notes will receive their pro rata share of (i) either direct interests in Reorganized Satmex or equity interests in the indirect parent of Reorganized Satmex , (ii) the Primary Rights to invest in additional interests in Satmex or the indirect parent of Reorganized Satmex, and (iii) the Follow-On Rights, but only to the extent that holders have exercised their Primary Rights. As an alternative, such holders may elect to receive, in lieu of the Parent Interests, Primary Rights and Follow-On Rights, a cash payment of $0.38 for every dollar of Second Priority Old Notes held by such electing holders, which payment will be funded by certain of the Supporting Holders.

On May 11, 2011, the Bankruptcy Court entered an Order Confirming the Plan of Reorganization. The Plan became effective on May 26, 2011.

Fresh-start reporting — As a result of a reorganization process that took place during 2006, Satmex adopted fresh-start reporting as of November 30, 2006. Reorganization adjustments were made on that date in the consolidated financial information to reflect the effects of agreements in accordance with the Confirmation Order and adoption of fresh-start reporting. These adjustments reflected the relative fair values the Company’s assets and liabilities on the Effective Date. As a result of Satmex’s emergence from Chapter 11 on October 26, 2006, for financial reporting purposes a new economic entity was established as Satmex and subsidiaries; however, each of the legal entities preserved its rights and responds to its obligations individually in accordance with Mexican laws. Fresh-start reporting will not apply to our recent filing.

Consolidation of financial statements — The unaudited consolidated financial statements include the financial statements of Satélites Mexicanos, S. A. de C. V. and those of its subsidiaries. The financial statements of the subsidiaries are consolidated from their respective dates of acquisition or incorporation. All intercompany transactions and balances have been eliminated in consolidation.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
The activities of the entities in the consolidated group are described below:

	Direct and
	Indirect
	Ownership
Company	percentage	Activity
Enlaces Integra, S. de R. L. de C. V. (“Enlaces”)	75.00%	Acquired on November 30, 2006. Enlaces offers private networks for voice, video and data as well as other value added satellite services to retailers financial institutions and other commercial; government, educational and non-profit organizations, primarly in Mexico.

HPS Corporativo S. de R. L. de C. V. (“HPS”)	99.97%	Incorporated on December 20, 2007 to provide administrative services exclusively to Enlaces.

Alterna’TV Corporation (“Alterna’TV Corp.”)	100.00%	Incorporated on December 19, 2008, to be a vehicle to contract with a third party the procurement of the Satmex 7 satellite.

Alterna’TV International Corporation (“Alterna’TV Int.”)	100.00%	Incorporated on May 21, 2009. This entity is engaged in programming distribution services.

SMVS Administración, S. de R. L. de C. V. and SMVS Servicios Técnicos, S. de R. L. de C. V. (“Service Companies”)	99.97%	Incorporated on June 30, 2006, to provide administrative and operating services exclusively to Satmex.

Satmex Escrow, S. A. de C. V. (“Escrow”) (Satmex Escrow was merged into Satmex on May 26, 2011)	100.00%	Incorporated on March 8, 2011, to act as the issuer of the New Notes.

Foreign currency transactions — For statutory purposes, accounting records are maintained in Mexican pesos, in the Spanish language and under Mexican Financial Reporting Standards. For US GAAP purposes, Satmex keeps separate accounting records in its functional currency, the U.S. dollar. Transactions denominated in Mexican pesos and other foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in Mexican pesos and other foreign currencies are converted into the Company’s functional currency at the rate of exchange in effect at the balance sheet date (Mexican pesos per one U.S. dollar as of March 31, 2011, and 2010, were 12.06 and 12.35, respectively), with the resulting effect included in other income and expense within results of operations.

3.	Significant accounting policies
A summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements follows:
a.
Cash and cash equivalents — This line item consists mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. Cash equivalents are composed of highly liquid investments with original maturities of three months or less. This line item is stated at nominal value plus accrued yields, which are recognized in results as they accrue.

b.
Concentrations of credit risk — Financial assets, which potentially subject Satmex to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. Satmex’s cash and cash equivalents are maintained with high-credit quality financial institutions. Satmex’s customers are several companies of the private domestic sector and certain foreign companies. Management considers that its credit evaluation, approval and monitoring processes combined with negotiated billing arrangements mitigate potential credit risks with regard to its current customer base.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
The principal customers of the Company are as follows: for Satellite services — broadcasting: Grupo Televisa and Productora y Comercializadora de Televisión, S. A. de C. V.; for Satellite services — telecommunications: Teléfonos de México, S. A. de C. V. and Telmex Perú, S. A. (“Telmex”); and for Satellite services — data transmission and Internet: Hughes Network Systems, LLC. For Programming distribution services (Alterna’TV Int.) the Company’s principal customers are Direct TV and Comcast Cable Communications. For Broadband satellite services (Enlaces), the principal customers are Globalstar de México, S. de R. L. de C. V. and Grupo Wal-Mart de México.
Revenues provided by Satellite services, Broadband satellite and Programming distribution were obtained from:

	Three months ended	Year ended
	March 31, 2011	December 31, 2010
	%	%
Hughes Networks Systems, LLC	15	17
Telmex	15	14
Other foreign customers	38	37
Other Mexican customers	32	32
c.	Inventories — Inventories consist mainly of antennas and are stated at the lower of cost or market value. Cost is determined using the average cost method.
d.
Satellites and equipment — As of November 30, 2006, Satmex adopted fresh-start reporting, under which its satellites and equipment were recorded at fair values based upon the appraised values of such assets. Satmex determined the fair value of the satellites and equipment using the planned future use of each asset or group of assets and/or quoted market prices for assets where a market exists for such assets. In the determination of fair value, Satmex also considered whether an asset would be sold either individually or with other assets and the proceeds Satmex could expect to receive from such sale.

Assumptions relating to the expected future use of individual assets could affect the fair value of such assets and the depreciation expense recorded related to such assets in the future. Depreciation is provided using the straight-line method for satellites, related equipment and other owned assets over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. Below are the design lives of our satellites and equipment and the estimated remaining useful lives of our satellites as of March 31, 2011:

	Design Life in Years	Estimated Remaining Useful Life in Years
Satellites in-orbit - original estimated useful life as determined by engineering analysis:

Satmex 6	15	11.94
Satmex 5	15	1.68
Solidaridad 2	14.5	0.5	(1)

	Average Years
Equipment:

Satellite equipment	3
Furniture and fixtures	10
Leasehold improvements	5
Teleport, equipment and antennas	10

(1)
In March 2008, Solidaridad 2 was placed in inclined orbit to conserve propellant. Since then, it has primarily provided L-band service to the Mexican Government for national security and social services and makes no material contribution to our operating income. It concluded its depreciation period based upon its original estimated design life at the end of 2009. As of December 31, 2010, we estimated that Solidaridad 2 could remain in inclined orbit for 2.5 years but in early 2011 we began to suspect that it had less propellant than needed to continue to operate in inclined orbit for that period. On June 1, 2011 we received the results of an independent study and based on that study we have decided to de-orbit the satellite which we plan to commence in October 2011. We have advised the Secretaría de Comunicaciones y Transportes of our plans. We intend to pursue plans for a new satellite, Satmex 7, to occupy the orbital slot of Solidaridad 2 and offer both C- and Ku-band services. In the interim, we anticipate transferring Satmex 5 to the Solidaridad 2 orbital slot once Satmex 8 is in orbit.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Depreciation of satellites commences on the date on which the satellite is placed in orbit. Satmex 6 was launched on May 27, 2006 and commenced operations in July 2006. Satmex 5 was launched on December 5, 1998 and commenced operations in January 1999. Solidaridad 2 concluded its depreciation period based upon its estimated useful life during 2009.
Costs incurred in connection with the construction and successful deployment of the satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, in-orbit test insurance and construction period interest.
The Company insures its satellites to cover any possible loss, except for that mentioned in Note 13. The amounts of contracted coverage are based on satellite industry standards. When a new satellite is launched, Satmex procures insurance to cover both the launch risk and a period of in-orbit risk. The premium paid for these concepts is capitalized within the cost of the satellite. The premium paid to renew in-orbit coverage is recorded as a prepaid insurance and amortized over the related policy period.
e.
Concessions — As of November 30, 2006, Satmex adopted fresh-start reporting, under which its orbital concessions were recorded at fair value and are amortized over 40 years using the straight-line method. Their remaining useful life at such date was 31 years. The concession to operate a telecommunications public network is amortized over 23 years, which was the remaining useful life at the date of grant to Satmex.

f.
Valuation of satellites and long-lived assets — The carrying value of the satellites, amortizable intangible assets and other long-lived assets is reviewed for impairment wherever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the expected undiscounted future cash flows are less than the carrying value of the long-lived assets, an impairment charge is recorded based on such asset’s estimated fair value. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. Estimated future cash flows from our satellites could be impacted by, among other things:

•	Changes in estimates of the useful life of the satellite.

•	Changes in estimates of our ability to operate the satellite at expected levels.

•	Changes in the manner in which the satellite is to be used.

•	The loss of one or several significant customer contracts on the satellite.
g.
Goodwill and other intangible assets — represent the amount by which our reorganization equity value exceeds the fair value of our net assets (exclusive of debt obligations) in accordance with the provisions of FASB ASC 805-10, Business Combinations, as of November 30, 2006. Pursuant to the provisions FASB ASC 350-10, Intangibles — Goodwill and Other (formerly SFAS No. 142), goodwill is not amortized and is subject to an annual impairment test that we perform in the fourth quarter of each fiscal year. Goodwill was fully allocated to the satellite services segment level (operating segment or one level below an operating segment). FASB ASC 350-10, Intangibles — Goodwill and Other, requires a two step approach with respect to the goodwill impairment analysis. Step one requires us to compare the fair value of the reporting unit to its carrying amount on an annual basis or more frequently if circumstances indicate impairment may have occurred to determine if there is potential impairment. If the fair value of the reporting unit, in accordance with FASB ASC 820, Fair Value Measurements and Disclosures (formerly SFAS No. 157), is less than its carrying value, a second step is performed in which the implied fair value of goodwill is calculated and an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. Estimating the fair value of reporting unit is a subjective process that involves the use of estimates and judgments, particularly related to cash flows and the appropriate discount rates. The fair value of the reporting unit was determined using a combination of valuation techniques

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
consistent with the income approach and the market approach and included the consideration of independent valuations. The fair value of intangible assets was determined using the income approach. For purposes of the income approach, discounted cash flows were calculated by taking the net present value of estimated cash flows using a combination of historical results, estimated future cash flows and an appropriate price to earnings multiple. The significant assumptions we used in our undiscounted cash flow model with respect to goodwill rely on our operation of three satellites. In order for that to occur, we must successfully complete the construction, launch, operation and insurance of Satmex 8 as well as the construction, launch, operation and insurance of Satmex 7. Satmex 8 is intended to replace Satmex 5. Satmex 7 is currently intended to occupy the orbital slot of Solidaridad 2. We assumed a terminal value of a multiple of cash flow and a discount rate consistent with industry standards. As a result, based on the foregoing analysis, our goodwill and other intangible assets were not impaired. We used a weighted average cost of capital discount rate for our analysis. We use our internal forecast to estimate future cash flows and actual results may differ for forecasted results. We utilized discount rates that we believe adequately reflected the risk and uncertainty in the financial markets generally and specifically in our internally developed forescasts.
We completed our annual goodwill impairment test in the fourth quarter of 2010 and determined that goodwill was not impaired. The carrying value of the satellite services reporting unit is negative. Therefore, its fair value exceeded its carrying value and thus passed Step One of the goodwill impairment test, indicating that goodwill was not impaired. Although the carrying value of the reporting unit is negative, this negative position has generally resulted from the significant interest expense incurred on our debt agreements. We have, for the past three years, generated positive cash flows from operations. We believe that our historical operations and our current restructuring efforts, coupled with the construction of Satmex 8 and currently anticipated construction of Satmex 7 and the operations they are expected to generate provide evidence that despite the negative carrying value of the reporting unit to which goodwill is assigned, there is no impairment of its goodwill.
Intangible assets consist primarily of customer relationships, landing rights, contract backlog and internally developed software and technology, all of which were recorded in connection with the adoption of fresh-start reporting. The fair values were calculated using several approaches that encompassed the use of excess earnings, relief from royalty and the build-up methods. The excess earnings, relief from royalty and build-up approaches are variations of the income approach. The income approach, more commonly known as the discounted cash flow approach, estimates fair value based on the cash flows that an asset can be expected to generate over its useful life. Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful lives of the assets, except for contract backlog, which is amortized in accordance with the agreement’s maturity.
h.
Labor obligations — In accordance with Mexican Labor Law, the Company provides seniority premiums benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

The Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause. Costs associated with these benefits are provided for based on actuarial computations using the projected unit credit method.
i.	Provisions — Are recognized for current obligations that result of a past event, are probable to result in the use of economic resources and can be reasonably estimated.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
j.
Income taxes — We recognize deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. For statutory purposes, books and records are maintained in Mexican pesos, the Spanish language and Mexican Financial Reporting Standards. The enactment of IETU (Business Flat Tax) required our management to project the estimated taxable income applicable to future fiscal years in order to determine the appropriate tax rate to measure deferred tax assets and liabilities. Based on our projections, we determined that in certain fiscal years we will pay ISR (regular Mexican income tax), while in others, we will pay IETU. Accordingly, we scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year whether the applicable temporary differences should be those under ISR or those under IETU, and applied the applicable rates. Such financial forecasts were based on our management’s best estimate of the taxable income of Satmex and its subsidiaries. The forecasts and projections are sensitive to operational and financial changes that Satmex and its subsidiaries might experience in the future. If, as a result of unforeseen circumstances during a certain period, Satmex or any of its subsidiaries incur a tax different than forecasted and such circumstances are considered temporary or circumstantial, we shall continue to recognize the deferred tax based only on its original forecast. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carry forwards and asset tax credit carry forwards. A valuation allowance is applied to reduce deferred income tax assets to the amount of future net benefits that are more likely than not to be realized, which is computed based on projected tax results. Based on our projections of anticipated tax liability, we estimate that the tax loss carry forwards will not be fully utilized before their expiration.

k.
Statutory employee profit sharing — Statutory employee profit sharing (“PTU”) is recorded in the results of the year in which it is incurred and presented within operating expenses in the accompanying consolidated statements of operations. Deferred PTU liabilities are derived from temporary differences that result from comparing the accounting and PTU values of assets and liabilities.

l.
Revenue recognition — Fixed satellite service revenues are recognized as the satellite capacity is provided according to service lease agreements. Satellite transmission capacity is sold through permanent and temporary contracts, which stipulate the agreed capacity. Lease agreements are accounted for either as operating or sales-type leases.

Operating lease revenues are recognized on a straight-line basis over the lease term. Revenues for temporary services are recognized as services are performed.
Revenues from end-of-life leases for transponders are usually collected in advance. Satmex does not provide insurance and/or guarantee of any kind for the related transponders to these customers. Total revenues and related costs are accounted as sales-type leases and recognized in income when the risk and rewards of the transponders are transferred to the customer in accordance with the agreements.
The public and private network signal and value-added services (“Broadband satellite services”) are recognized when services are rendered.
To calculate the monthly revenue attributable to purchasers of “Alterna’TV” programming distribution services, we estimate, on a monthly basis, the number of “Alterna’TV” subscribers per purchaser according to the contractual value of each subscriber. Approximately 45 to 60 days after the end of each month, we receive a definitive report from each purchaser and reconcile the definitive revenue with the estimated amount, issuing an invoice to such purchaser based on the definitive report. Variations between the estimated and actual revenue amounts are not material and we believe our estimates of revenues are appropriate.
Public and private net signal and value-added services are recognized when rendered. The sale of antennas and installation services are recognized in the period in which risk and rewards are transferred to the customers, which generally coincides with the completion of the installation of the antennas and acceptance by the customer.
m.
Deferred revenue — Satmex is required to provide the Mexican federal government, at no charge, approximately 362.88 MHz of its available transponder capacity for the duration of the concessions. This obligation was recognized as deferred revenue with a corresponding increase in the value of the concessions, and was adjusted to its fair value in 2006 as a result of fresh-start accounting. Deferred revenue is amortized over 40 years using the straight-line method. Annual amortization is $2,344.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
n.
Use of estimates — The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses reported during the periods reported. Such estimates include the allowance for doubtful accounts, the revenue recognition of programming distribution services, the valuation of long-lived assets and goodwill, the valuation allowance on deferred income tax assets, the scheduling of reversal of the temporary differences under different tax regimes, the estimated useful lives of each satellite and estimates of fair values. Although management believes the estimates and assumptions used in the preparation of these consolidated financial statements were appropriate in the circumstances, actual results could differ from those estimates and assumptions.

o.
Recently issued accounting pronouncements pending adoption — On December 17, 2010, the FASB issued ASU 2010-28, Intangibles — Goodwill and Other (Topic 350) — When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires that they perform Step 2 of such test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in FASB Accounting Standards Codification 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the ASU is effective for impairment tests performed during entities’ fiscal years that begin after December 15, 2010. Early application will not be permitted. The Company is currently determining the effects of adopting this new standard.

4.	Cash and cash equivalents

	March 31, 2011	December 31, 2010

Cash	$2,579	$3,648
Cash equivalents (1)	57,948	72,064

	$60,527	$75,712

(1)	The Company’s cash equivalents consist mainly of treasury bills with original maturities of less than 20 days.
5.	Accounts receivable

	March 31, 2011	December 31, 2010

Customers	$11,926	$8,315
Allowance for doubtful accounts	(644)	(532)

	11,282	7,783

Recoverable income taxes	3,232	3,665
Recoverable value-added tax and tax withholdings	1,169	1,023
Other	1,004	655

	$16,687	$13,126

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
6.	Satellites and equipment

	March 31, 2011	December 31, 2010

Satellites in-orbit	$314,136	$314,136
Satellite equipment, teleport and antennas	13,488	13,518
Furniture and fixtures	6,424	6,323
Leasehold improvements	1,689	2,704

	335,737	336,681
Accumulated depreciation and amortization	(148,370)	(140,348)

	187,367	196,333

ATP advanced payment for Satmex 7 (Note 13k)	2,600	2,600
Other construction in-progress	3,120	3,112

	$193,087	$202,045

For the period from January 1 to March 31, 2011 and 2010, depreciation and amortization expense related to satellites and equipment was $9,087 and $8,649, respectively.

The Company estimates that the Satmex 8 construction will be completed by July 2012. Interest costs of $2,165 and $2,582 were capitalized during the period from January 1 to March 31, 2011 and during 2010.

7.	Concessions

	March 31, 2011	December 31, 2010

Orbital concessions	$41,700	$41,700
Public telecommunications network	2,248	2,248

	43,948	43,948
Accumulated amortization	(6,117)	(5,763)

	$37,831	$38,185

For the periods from January 1 to March 31, 2011 and 2010, amortization of concessions was $354.
8.	Intangible assets
Intangible assets recognized in connection with the adoption of fresh-start reporting in 2006 are as follows:

	Weighted
	average
	remaining
	amortization	March 31, 2011		December 31, 2010
	period		Accumulated		Accumulated
	(years)	Gross amount	amortization	Gross amount	amortization

Contract backlog (1)	5	$67,990	$62,364	$67,990	$61,660
Customer relationships (1)	3	2,128	1,383	2,128	1,307

Internally developed software and technology (2)	—	270	270	270	270
Landing rights (1)	1	60	56	60	55

		$70,448	$64,073	$70,448	$63,292

(1)	Using the income approach.

(2)	Using the cost approach.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

For the period from January 1 to March 31, 2011, amortization expense for these intangible assets was $781 and $1,440, respectively. Future annual amortization expense for intangible assets is estimated to be as follows:

2011 nine months	$2,348
2012	2,204
2013	1,236
2014	451
2015	136

$6,375

9.	Debt obligations
The balances, interest rates and due dates of the First Priority Old Notes and Second Priority Old Notes are as follows:

	March 31, 2011	December 31, 2010
First Priority Old Notes at variable rate (10.50% plus the greater of the quarterly Eurodollar rate and 1.50%), due in 2011.	$238,237	$238,237

Second Priority Old Notes at annual fixed rate of 10.125%, due in 2013 (aggregate interest added to the principal is $61,893 and $57,873 as of March 31, 2011 and December 31, 2010, respectively).	201,893	197,873

Total debt	440,130	436,110

Less: Short-term maturity	238,237	238,237

	$201.893	$197,873

These notes were repaid on May 27, 2011.
10.	Labor obligations
Other disclosures required by US GAAP are not considered material.
11.	Shareholders’ equity
a.
The shareholding structure of Satmex consists of ordinary, nominative Class I and Class II shares at no-par value, which are fully subscribed and paid in. The shares are divided into three series: Series A, which may only be subscribed or acquired by Mexican nationals under certain mechanisms established in the Company’s bylaws; Series B and Series N, which may be freely subscribed, including by foreign investors.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
As of March 31, 2011 and December 31, 2010, the authorized, issued and outstanding common stock was as follows. The capital structure of Satmex changed as a result of the Transactions. (See Note 14):

Common Stock - Shares
Fixed Capital			Variable Capital
Class I			Class II		Rights %
Series A	Series B	Series N	Series B	Series N	Voting	Economic
7,500,000	—	—	—	—	45.00	16.00
—	221,667	401,770	—	—	1.33	1.33
—	111,667	202,395	—	—	0.67	0.67
—	—	—	7,166,667	29,395,833	43.00	78.00
1,666,667	—	208,333	—	—	10.00	4.00

9,166,667	333,334	812,498	7,166,667	29,395,833	100.00	100.00

Foreign investors are not permitted to hold more than 49% of the Satmex’s common stock. However, in accordance with the Foreign Investment Law, the “neutral investment” shares (Series N) that Satmex may issue are not considered when determining the level of foreign investment participation in common stock.
In 1997, through its predecessor entity, Satmex was controlled by a Mexican government agency. In connection with the Mexican government’s privatization of satellite communications, Satmex was organized in as a variable capital corporation and was granted its Orbital Concessions. As part of this privatization, Satmex obtained authorization from the Comisión Nacional de Inversiones Extranjeras (National Foreign Investment Commission) to issue Series N neutral investment shares, and obtained authorization from the Comisión Federal de Competencia (the Federal Anti-Trust Board (or “CFC”); for the shareholding concentration derived from the capital increase described in b. below. Similarly, Satmex obtained authorization from the Secretaria de Comunicaciones y Transportes “SCT” to modify its common stock structure as required by the concession titles granted to occupy geostationary orbital positions.
Series A and B shares are ordinary. The Series N shares have limited voting rights and have no right to a preferred dividend since they are neutral investment shares. All shares are held in trusts whose constructive possession is held as follows: for the Mexican federal government, 20% of the economic rights and 55% of the voting rights, and for Deutsche Bank Mexico, S. A., 80% of the economic rights and 45% of the voting rights.
b.
Through the unanimous resolutions approved during the shareholders’ meeting held on November 30, 2006, the shareholders agreed to reduce the common stock of Satmex by absorbing accumulated losses of $317.5 million. Following this reduction, the common stock of Satmex was fully assigned to minimum fixed capital as required by Mexican General Corporate Law. Additionally, through the unanimous resolutions approved during the shareholders’ meeting held on November 30, 2006, the shareholders agreed to increase variable capital by capitalizing the portion of the principal and interest balance of the HYBs exceeding the principal of the SPSSN ($140 million). The capitalization process involved the amount of $273.8 million and resulted in the issuance of 7,166,667 new Class II, Series B ordinary, nominative shares without par value and 29,395,833 Class II, Series N ordinary, nominative shares without par value. As of March 31, 2011 and December 31, 2010, the common stock of the Company amounted to $46.8 million.

c.
Prior to May 26, 2011 Deutsche Bank Mexico, S. A., Institución de Banca Múltiple, División Fiduciaria, in its capacity as trustee, was the owner and holder of shares representing 96% of common stock with economic rights (including neutral investment shares) and 90% of the ordinary voting stock of Satmex.

d.
Prior to May 26, 2011 Nacional Financiera, S. N. C., Institución de Banca de Desarrollo, Dirección Fiduciaria, in its capacity as trustee, was currently the registered owner and holder of shares representing 4% of the common stock with economic rights (including neutral investment shares) and 10% of the ordinary voting stock of Satmex.

e.
Shareholders’ equity, except restated tax contributed capital and tax-retained earnings, will be subject to income tax at the rate in effect upon distribution of such equity. Any tax paid on this distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
f.	As of December 31, 2010, the balance of the tax contributed capital account is $1,893,365, which is higher than shareholders’ deficit according to the consolidated balance sheets.
g.
After giving effect to the Transactions and the application of the proceeds therefrom, Satmex is owned principally by Holdsat México, S.A.P.I. de C.V., a sociedad anónima promotora de inversión de capital variable organized and existing under the laws of Mexico (“Holdsat México”), and Satmex International B.V., a limited liability company organized under the laws of the Netherlands (“Investment Holdings BV”). Investment Holdings BV equity interests are owned indirectly by Satmex Investment Holdings L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Investment Holdings LP”), which owns 99.99% of such equity interests, and Satmex Investment Holdings GP Ltd., an exempted limited company organized under the laws of the Cayman Islands (“Investment Holdings GP” and together with Investment Holdings LP, “Investment Holdings”), which is the general partner of Investment Holdings LP and owns 0.01% of such equity interests. Eligible former holders of the Second Priority Old Notes own 100.00% of the interests in Investment Holdings. Holders that are not eligible to hold their interests through Investment Holdings hold shares of reorganized Satmex directly.

12.	Income taxes
a.	Enacted tax law changes in 2010 — On December 7, 2009, Mexico enacted new tax laws that become effective January 1, 2010 (the “2010 Tax Reform”). Among other things, the new laws:
•	Provide for a temporary increase in the ISR rate.

•	Disallow crediting IETU loss credit carryforwards against ISR liabilities.
The effects of these changes did not have a material effect on the Company’s financial information.
Statutory income tax rates — Mexican companies are subject to a dual tax system comprised of ISR and IETU. Mexican entities pay the greater of the corporate flat tax or regular income tax and therefore determine their deferred income taxes based on the tax regime expected to be paid to in the future.
In 2010 and 2009, the ISR rate was 30% and 28%, respectively. As a result of the 2010 Tax Reform, the ISR rate will be 30% from 2010 to 2012, 29% for 2013 and 28% for 2014 and thereafter. Taxpayers who file tax reports and meet certain requirements may obtain a tax credit equivalent to 0.5% or 0.25% of taxable income.
The IETU rates are 17% in 2009 and 17.5% in 2010 and thereafter.
Based on its projections, the Company determined that in certain fiscal years it will pay ISR, while in others, it will pay IETU. Accordingly, the Company scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year, and applied the respective rates to temporary differences.
b.	As of December 31, 2010, Satmex has tax loss carryforwards, which are available to offset future taxable income, as follows:

Expiration Date	Amount

2012	$69,095
2013	81,099
2014	29,881
2016	223,052
2017	24,143
2018	77,802

$505,072

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
The amounts presented above have been adjusted for Mexican inflation as permitted by Mexican tax law. Satmex has utilized tax loss carryforwards of $53,758 as of December 31, 2010.
Due to uncertainties regarding Satmex’s ability to realize the full benefit from these tax loss carryforwards, Satmex has established a valuation allowance of $146,562 as of December 31, 2010, against the deferred tax assets.
13.	Contingencies and commitments
Satellite and insurance matters
a.
In December 2010, Satmex renewed the in-orbit insurance policy for Satmex 6, which expires on December 5, 2011, and provides coverage for $288 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.

The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 6 would have a material adverse effect on Satmex’s results of operations and financial position.

b.	In December 2010, Satmex renewed the in-orbit insurance policy for Satmex 5, which expires on December 5, 2011, and provides coverage for $90 million.

The Satmex 5 insurance policy excludes coverage for the Xenon Ion Propulsion System (“XIPS”) and any other anomaly related to this system. It also has another exclusion related to the anomaly from the channel 1C.

Satmex 5 is operating using the chemical propellant subsystem. Due to such XIPS failure, the estimated remaining life of the satellite is 1.68 years as of March 31, 2011. Such failure does not have an impact on the service capacity of Satmex 5.

The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 5 could have a material adverse effect on Satmex’s results of operations and financial position.

c.
The in-orbit insurance for Solidaridad 2 was not renewed primarily because the satellite’s geostationary end of life was expected in 2009. Any uninsured loss of Solidaridad 2 would not have a material adverse effect on Satmex’s results of operations and financial condition.

Legal matters
d.
Management is not aware of any pending litigation against Satmex nor are its assets subject to any legal action other than those that arise in the normal course of business. The liability for all legal actions or other claims against Satmex prior to October 15, 1997 has been retained by the Mexican Government.

e.
On January 1, 2008, the IETU Law went into effect. Satmex, on the one hand, and Enlaces, the Service Companies and HPS, on the other hand, have submitted appeals against the IETU Law to minimize the Company’s tax burden.

On March 22, 2010, the appeals submitted by Enlaces, the services Companies and HPS against the IETU were denied due to the fact that the IETU Law was considered constitutional.

On June 14, 2010, through a court resolution, the appeal submitted by Satmex against the IETU Law was denied. Therefore, Satmex submitted a second appeal for review of such court resolution.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
f.
On December 15, 2010, we were notified of official communications number 2.1.8760, 2.1.8761 and 2.1.8762, dated December 10, 2010, issued by the Dirección General de Política de Telecomunicaciones y de Radiodifusión (General Direction for Telecommunications Policy and Broadcasting) of the SCT initiating procedures to impose sanctions for our alleged non-compliance with certain conditions of each of the Concessions, including evidence that the initial consideration payable for the Concessions was duly paid. We received a request to show evidence and proof of compliance with the foregoing conditions as well as compliance with article 242 of the Ley Federal de Derechos. Under the Telecommunications Law, if the consideration for a Concession has not been paid, the SCT may initiate a revocation procedure against us with respect to such Concession. We have provided the SCT with information evidencing the payment of such consideration. Additionally, failure to show accurate evidence or proof of compliance with the other conditions of each Concession referenced in the official communications above may result in the imposition of monetary sanctions, which sanctions range between 4,000 times the daily minimum wage for the Federal District of Mexico at the time the alleged non-compliance occurred (e.g., approximately MX$225,840 or approximately US$18,276 as at the May 1, 2011 exchange rate) to 40,000 times the daily minimum wage for the Federal District of Mexico at the time the alleged non-compliance occurred (e.g., approximately MX$2,258,400 or approximately US$182,761 as at the May 1, 2011 exchange rate) per condition for each Concession.

We have provided the SCT with sufficient evidence of our compliance with such conditions in a timely manner, and, although we await the SCT’s response, we believe that the SCT should conclude that there was no material breach. Therefore, we believe that any potential monetary sanction for alleged non-compliance, should be without any material impact on our business or operations.

On January 18, 2011, Satmex received a second letter from the SCT requesting certified copies of all evidence presented in the previous communication. No additional information has been requested.
Commitments
g.
Satmex entered into a contract with Space Systems/Loral, Inc. (“SS/L”) and granted to SS/L a usufruct right which give SS/L the right to use and benefit from certain transponders until the end of the life of the Satmex 6 and Satmex 5 satellites. SS/L was not required to post a bond related to the usufruct arrangement.

In the event that Satmex or a new shareholder decides not to continue with the usufruct arrangement, SSL has the right to receive the higher of a percentage of the net sale value of Satmex 5 and Satmex 6 or an amount equal to the market value related to the transponders granted under the usufruct arrangement.

h.
The orbital concessions granted by the Mexican federal government establish that Satmex must provide, satellite capacity of approximately 362.88 MHz to the Mexican federal government in C and Ku bands.

i.
Under its property concession, Satmex pays rights of use for the facilities where its control centers are located, which are property of the Mexican federal government. Accordingly, it is required to pay during the term of the concession, an equivalent of 7.5% of the value of the facilities determined by experts assigned by the Mexican federal government and updated periodically. For the three months period ended March 31, 2011, the fees paid for the use of these control centers were $136.

j.	On April 1, 2010, SS/L and Satmex entered into an Authorization to Proceed to procure Satmex 8 (“ATP-S8”).
On May 7, 2010, but effective as of April 1, 2010, Satmex entered into a construction contract for Satmex 8 (the “Construction Agreement”) with SS/L for the design and construction of a new, 64 transponder, C- and Ku- band satellite, which will replace Satmex 5.
The Construction Agreement provides that SS/L will have the satellite ready for shipment to the launch site prior to July 1, 2012. The Construction Agreement contemplates a fixed price for the construction of Satmex 8 and specified support services, plus additional costs depending on the launch vehicle selected and Satmex 8’s achievement of orbital performance. Payments are due from Satmex upon SS/L achieving specified milestones.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
On December 23, 2010, Satmex entered into a Launch Services Agreement (the “Launch Services Agreement”) with ILS International Launch Services, Inc. (“ILS”) for the launch of Satmex 8. The Launch Services Agreement provides for a launch in the third quarter of 2012. Amounts due to ILS for launch services under the agreement are payable prior to the launch date.
Satmex estimates that the total Satmex 8 program, including construction, launch and insurance, will cost approximately $331.6 million.
k.	On June 20, 2008, SS/L and Satmex entered into an Authorization to Proceed (“ATP-S7”) for Satmex 7.

On October 2, 2009, Satmex assigned the ATP-S7 to Alterna’TV Corp. SS/L authorized and approved such assignment. Satmex agreed to be jointly and severally liable for Alterna’TV Corp.’s obligations under the ATP-S7 and unconditionally guaranteed to SS/L for due and timely performance by Alterna’TV Corp. of all the present and future undertakings and obligations to SS/L under the ATP-S7.

On December 3, 2010, Alterna’TV Corp. and SS/L, entered into a Second Amendment to the ATP-S7, to extend the term of the ATP-S7 to December 31, 2011.

We have no obligations beyond the $2.6 million already paid to Loral.
l.
Satmex leases two floors in the building where its headquarters are located. The corresponding lease agreement establishes a mandatory period of five years and three months beginning October 2008 and ending in December 2013. For the three months ended March 31, 2011, the rental expense was $124. The minimum future payments are as follows:

Years	Amount

2011 nine months	$372
2012	497
2013	497

$1,366

m.
Future minimum revenues due from customers under non-cancelable operating lease contracts, which include penalty clauses in case of early termination, for transponder capacity on satellites in-orbit as of March 31, 2011, are as follows:

Years	Amount

2011 nine months	$75,799
2012	73,287
2013	48,165
2014	10,908
2015	4,105
Thereafter	4,089

$216,353

Other Matters
n.
Additional taxes payable could arise in transactions with related parties if the tax authorities, during a review, believe that the prices and amounts used by Satmex are not similar to those used with or between independent parties in comparable transactions.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
o.
The primary and alternate control centers used by Satmex to operate its satellites form part of a building complex that also houses equipment owned and used by the Mexican federal government’s teleport and mobile satellite services systems. Under its property concession, Satmex can only use these control centers for the operation of satellites. However, the teleport of Enlaces is also housed at the primary control center. A request for approval to use the control center for the operation of Enlaces’ teleport was filed with SCT in July 2000. In March 2009, Enlaces provided the SCT with a detail of the equipment and antennas being used at the control center that are independent of Satmex’s satellite operations.

On May 14, 2010, the SCT issued an amendment to the property concession granted on October 15, 1997, according to which Satmex may, with prior authorization from the SCT, lease or give under a bailment agreement, segments of the primary and alternate control centers to third parties, as long as such segments are used for activities related to the subject matter of the property concession. Such amendment will allow the Company, among other things, to provide control and satellite operation services to other operators, with prior authorization of the SCT. Therefore, on May 17, 2010, Satmex filed an authorization request to lease segments of the primary and alternate control centers to Enlaces, in order for the latter to locate their teleport as discussed above. Satmex is still awaiting the response from the authority.

14.	Subsequent events
Recapitalization Transactions
As discussed above and to address future liquidity needs and enhance our long-term growth and competitive position, a series of agreements have been entered into pursuant to which the following actions have been taken:
•
the voluntary filing on April 6, 2011 by Satmex and the U.S. Subsidiaries for protection under Chapter 11 of the Bankruptcy Code and confirmation (on May 11, 2011) and consummation (on May 26, 2011) of the Plan;

•	the conversion of the Second Priority Old Notes into direct or indirect equity interests in reorganized Satmex;

•	the offering to holders of the Second Priority Old Notes of rights to purchase direct or indirect equity interests in reorganized Satmex;

•	the offering and sale of $325 million in principal amount of 9.5% Senior Secured Notes due 2017 (the “New Notes”);

•	the payment of distributions and reserves for distributions under the Plan; and

•	the payment of fees and expenses related to the foregoing.
The consummation of the transactions discussed above on May 26, 2011 have significantly de-leveraged our balance sheet, reduced our interest expense and funded the majority of the Satmex 8 program. As of December 31, 2010, we had approximately $436,110 of total consolidated debt, as compared to $325,000 of total consolidated debt, on an as adjusted basis, after giving effect to the Transactions. Total consolidated debt increased by $4,020 to $440,130, as of February 28, 2011, due to payment-in-kind interest accruing on the Second Priority Old Notes. In addition, as of December 31, 2010 and March 31, 2011, we had approximately $75,712 and $60,527 respectively of total cash and cash equivalents, as compared to $206,599 of cash and cash equivalents, on an as adjusted basis, after giving effect to the Transactions.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Prepackaged Plan of Reorganization
Satmex, Alterna’ TV Corp. and Alterna’ TV Int. have joined (i) a restructuring support agreement (the “FPN Restructuring Support Agreement”) with certain holders of the First Priority Old Notes (the “Supporting First Priority Holders”) and (ii) a restructuring support agreement (the “SPN Restructuring Support Agreement”, and together with the FPN Restructuring Support Agreement, the “Restructuring Support Agreements”) among certain holders of the Second Priority Old Notes (the “Supporting Second Priority Holders”, and together with the Supporting First Priority Holders, the “Supporting Holders”) and Holdsat México, pursuant to which Satmex, Alterna’ TV Corp., Alterna’ TV Int., Holdsat México, the Supporting Second Priority Holders and the Supporting First Priority Holders agreed to support the Plan. The Plan contemplated that the recapitalization of Satmex would be financed with the proceeds of the New Notes, the proceeds of a rights offering of equity securities to eligible holders of Second Priority Old Notes and from available cash. To effect such recapitalization and restructuring, certain holders of Second Priority Old Notes organized Investment Holdings LP and Investment Holdings GP (together intended to be the indirect parent of reorganized Satmex). Pursuant to the Plan, eligible holders of Second Priority Old Notes were offered the right to invest in equity securities for direct or indirect interests in reorganized Satmex (“Reorganized Satmex”) in an aggregate amount up to $96,250 (less amounts invested by the Mexican Partners in Holdsat México upon the closing of the primary rights offering of equity securities) (the “Primary Rights”). Eligible holders of Second Priority Old Notes who properly exercised their Primary Rights will also have the right to invest in their pro rata share of a follow-on issuance of equity securities (the “Follow-On Rights”) in an aggregate amount up to $40,000 (less amounts invested by the Mexican Partners in Holdsat México upon the closing of the follow-on offering of equity securities) (the “Follow-On Equity Funding”), which may be called by Reorganized Satmex for purposes of funding a portion of the costs of the construction, launch and insurance of Satmex 7.
Under the terms of the Plan (which was approved by the Bankruptcy Court on May 11, 2011 and became effective on May 26, 2011), holders of claims against and interests in Satmex received the following treatment:
• holders of our existing First Priority Old Notes received payment in full in cash of all outstanding principal and accrued but unpaid interest at the applicable non-default rate of 12% per annum under the terms of the First Priority Old Notes, without penalty or premium, as of the Plan Effective Date;
• holders of Second Priority Old Notes received, subject to the execution and delivery of the applicable limited partnership and equityholders’ agreements:
• their pro rata share of direct or indirect equity interests representing 7.146% of the economic interests in Reorganized Satmex (subject to dilution by any equity issued under any management incentive plan, as determined, adopted and approved by the board of directors of Reorganized Satmex on the Plan Effective Date and any future issuances of equity, including pursuant to the Follow-On Equity Funding by the holders of Second Priority Old Notes who properly exercised their Primary Rights) (the “Conversion Interests”);
• the right to subscribe for Primary Rights to invest in their pro rata share of direct or indirect equity interests representing 85.753% of the economic interests in Reorganized Satmex (subject to dilution by any management incentive plan equity, as determined, adopted and approved by the board of directors of Reorganized Satmex on the Plan Effective Date and any future issuances of equity, including pursuant to the Follow-On Equity Funding); and
• the right to subscribe for Follow-On Rights to invest in their pro rata share of direct or indirect equity interests issued in respect of the Follow-On Equity Funding Amount;

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
• alternatively, holders of Second Priority Old Notes (other than the Backstop Parties) had the right to elect to receive, in lieu of the Conversion Interests, Primary Rights and Follow-On Rights, a cash payment of 38 cents for every U.S. dollar in principal amount of the Second Priority Old Note claims (including accrued paid-in-kind interest through the earlier of the Plan Effective Date and May 31, 2011) held by such electing holders (the “Liquidity Distribution Option”), which payment was funded by certain of the Supporting Second Priority Holders, who will then succeeded to the rights of such electing holders (the “Liquidity Option Backstop Parties”);
• aside from holders of the First Priority Old Notes and the Second Priority Old Notes which received the treatment described above, all holders of allowed claims against the Debtors, including employees, trade creditors and other priority and non-priority creditors, were paid in the ordinary course during the resolution of our bankruptcy petition or in full on, or as soon as possible after, the Plan Effective Date; and
• Our shareholders prior to May 26, 2011, received their pro rata share of $6.25 million from Holdsat México and Investment Holdings BV as part of the recapitalization transactions.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Management’s Discussion and Analysis of Financial Condition and Results of Operations
(In thousands of U.S. dollars)
Results of Operations for the three months period ended March 31, 2011 compared to March 31, 2010.
Revenue
Revenue for the first three months period ended March 31, 2011 was $32.6 million, compared to $31.8 million in March 31, 2010, an increase of approximately $0.8 million, or 2.5%. The increase was due to an increase in fixed satellite services (FSS) of $0.2 million, an increase of $0.2 million in broadband satellite services provided by Enlaces, an increase of $0.4 million in programming distribution services.

	Three months ended
	March 31,
	2011	2010	Difference

• Satellite services	$26,634	$26,430	$204
• Broadband satellite services	3,186	3,003	183
• Programming distribution services	2,808	2,374	434

Total revenue	$32,628	$31,807	$821

The increase of $0.2 million in FSS was due to an increase of $0.7 million in new contracts, plus an increase of $0.3 million for additional net capacity contracted by existing customers, partially offset by $0.8 million in expired contracts.
Operating Costs and Expenses
Operating costs and expenses increased $6.0 million to $28.4 million in 2011 (87% as a percentage of revenues), from $22.4 million in 2010 (70% as a percentage of revenues). The table below sets forth the components of our operating expenses:

	Three months ended
	March 31,
	2011	2010	Difference

• Operating costs	$4,568	$4,446	$122
• Selling and administrative expenses	4,761	3,657	1,104
• Restructuring expenses	8,846	3,875	4,971
• Depreciation and amortization	10,222	10,443	(221)

Total operating expenses	$28,397	$22,421	$5,976

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Operating Costs
Operating costs for the first three months of 2011 increased $122,000 to $4.6 million, or 14% as a percentage of revenue, compared to $4.5 million in 2010, or 14% as a percentage of revenue. The table below sets forth the components of our operating costs:

	Three months ended
	March 31,
	2011	2010	Difference

• Satellite services	$2,572	$2,731	$(159)
• Broadband satellite services	441	492	(51)
• Programming distribution services	1,555	1,223	332

Total operating costs	$4,568	$4,446	$122

Satellite services costs decreased due a reduction of $0.2 million in satellite insurance costs and other net expenses.
Broadband satellite services costs decreased due to the reduction in costs associated with installation of antennas and maintenance of teleport and antennas.
Programming distribution services costs increased $0.3 million due to programming costs of transmission costs and fiber optics cost.
Selling and Administrative Expenses
Selling and administrative expenses consist primarily of salaries and employee compensation, professional fees, allowance for doubtful accounts, and other expenses. Selling and administrative expenses amounted to $4.8 million in 2011 (15% as a percentage of revenues), as compared to $3.7 million in 2010 (11% as a percentage of revenues).
The increase is primarily due to an increase in personnel cost of $0.6 million explained by a reversal in 2010 of a performance bonus reserve of $0.3 million in Enlaces and an increase of $0.1 million and $0.2 million in salaries and fringe and other benefits at the FSS business and Enlaces.
The increase of $0.5 million in allowance for doubtful accounts in Enlaces was due to the application of our internal policy regarding the allowance for doubtful accounts related to a contract linked to a service provided to the Mexican Government.
Restructuring Expenses
Restructuring expenses consist primarily of fees paid to our financial and legal advisors involved in the restructuring process. Restructuring expenses increased $4.9 million to $8.8 million in 2011 from $3.9 million in 2010. The increase relates to the costs associated with our attempt to modify our financial arrangements during 2011, including legal, professional and advisory fees.
Depreciation and Amortization
Depreciation and amortization expense decreased $221,000 to $10.2 million in 2011, or 31% as a percentage of revenue, compared to $10.4 million in 2010, or 33% as a percentage of revenue. The table below sets forth the components of our depreciation and amortization expense:

	Three months ended
	March 31,
	2011	2010	Difference

• Contract backlog	$705	$1,348	$(643)
• Satmex 6	3,633	3,633	—
• Satmex 5	4,928	4,395	533
• Concessions	353	353	—
• Equipment for satellite, furniture and equipment and other	603	714	(111)

Total depreciation and amortization	$10,222	$10,443	$(221)

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
As of November 30, 2006 the Company recognized in connection with the adoption of fresh-start reporting (FSR) an increase in intangible assets (contract backlog, customer relationship, internally developed software, and landing rights) which reflected the values that arose from Satmex’s assets valuation and fair value. The net decrease in depreciation and amortization in 2011 is derived from the recognition of the new value of noncurrent assets starting December 1, 2006 as a consequence of the FSR. The increase in the depreciation of Satmex 5 is due to the reduction of its expected useful life resulting from the previously reported XIPS failure.
Operating Income
Our operating income for the three months ended March 31, 2011 decreased $5.2 million from $4.2 million in 2011, compared to $9.4 million in 2010 due to the reasons mentioned above.
Interest Expense
Total interest cost for the three months ended March 31, 2011 was $10.7 million, compared to $10.5 million in 2010. The increase of $0.2 million was due to:

	Three months ended
	March 31,
	2011	2010	Difference

• First Priority Old Notes interest	$7,515	$5,636	$1,879
• Second Priority Old Notes interest	5,305	4,891	414
• Interest capitalized in Satmex 8	(2,165)	—	(2,165)
• Other commissions	18	18	—

Total interest expenses	$10,673	$10,545	$128

Net Foreign Exchange Gain (Loss)
We recorded a foreign exchange gain for the first three months of 2011 of $173,000, and a foreign exchange loss of $32,000 in the same period of 2010. Foreign exchange losses and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.
Income Tax
Satmex applied the different income tax rates according to the estimated date of reversal of each of the temporary items due to rate differences for each year as a result of the laws enacted on December 31, 2009. Satmex and its subsidiaries pay both (i) the business flat tax known as Impuesto Empresarial a Tasa Unica, or IETU, since 2008 and (ii) the income tax known as Impuesto sobre la Renta or ISR. Our future projections indicate that we will continue to pay both taxes during the life of the Concessions. Accordingly, deferred taxes are calculated based on a hybrid approach, which considers a mix of both tax regimens. For the three months ended March 31, 2011, we recorded income tax expense of $0.2 million on a loss before income taxes of $6.2 million, while for the same period of 2010 we recorded income tax expense of $2.6 million on a loss before income taxes of $1.1 million yielding a negative effective rate in both years. The negative effective rate principally arises from the fact that interest expense, depreciation and amortization are not deductible for IETU purposes, which results in taxable income for those entities that pay IETU. The IETU tax is computed on a cash basis (excluding interest expenses).
The decrease in IETU tax expenses in 2011 as compared to 2010 was mainly due to Satmex 8’s costs of construction which began during at the second quarter of 2010.
Net Loss Attributable to Satélites Mexicanos, S.A. de C.V.
As a result of the aforementioned factors, the net loss attributable to Satélites Mexicanos, S.A. de C.V. for the first three months of 2011 was $6.4 million, as compared to a loss of $3.8 million for the same period in 2010.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Liquidity and Capital Resources
The Company’s cash balance as of March 31, 2011 was $60.5 million compared to $75.7 million on December 31, 2010, a decrease of $15.2 million. At March 31, 2011, the Company had total debt of $440.1 million. This amount represents the First Priority Old Notes and Second Priority Old Notes issued in accordance with our 2006 Plan of Reorganization. These Notes were repaid on May 27, 2011. We issued the New Notes on May 5, 2011.
Sources and Uses of Cash
Our operations for the three months ended March 31, 2011 generated $5.3 million in positive cash flow despite our net loss which was principally due to significant non-cash expenses, including $10.2 million of depreciation and amortization and $4.0 million of accrued and capitalized paid-in-kind interest. Changes in operating assets and liabilities during the first three months of 2011 negatively affected our cash flow by $3.6 million principally as a result of slower collections of accounts receivable when compared to our revenue growth in 2010.
Investing Activities
Our net cash used in investing activities for the three months ended March 31, 2011 primarily resulted from the payments associated with the construction of Satmex 8 and our investment in infrastructure, vehicles and electronic, data and processing equipment.
Financing Activities
We did not experience cash inflow or outflow from financing activities in 2010 or 2009.
We believe that after the Transactions, our current sources of liquidity are sufficient to meet our operating requirements for 2011.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
PART II — OTHER INFORMATION

Item 1.	Legal Matters
Please see Note 14 of the Condensed Notes to Unaudited Financial Statements as of March 31, 2011 regarding Recent Developments.

Item 2.	Other Matters

Item 3.	Exhibits
Exhibit 1.3. Bylaws of Satélites Mexicanos, S.A. de C.V. (English Translation)
Exhibit 2.37. Agreement and Plan of Merger, dated as of May 26, 2011, by and between Satélites Mexicanos, S.A. de C.V. and Satmex Escrow, S.A. de C.V.
Exhibit 2.38. Indenture, dated as of May 5, 2011, by and between Satmex Escrow, S.A. de C.V. and Wilmington Trust FSB, as trustee.
Exhibit 2.39. Collateral Trust Agreement, dated as of May 26, 2011, by and among Satélites Mexicanos, S.A. de C.V., the Guarantors from time to time party thereto, Wilmington Trust FSB, as trustee, and Wells Fargo Bank National Association, as collateral trustee.
Exhibit 2.40. Registration Rights Agreement, dated as of May 5, 2011, by and among Satélites Mexicanos, S.A. de C.V., Satmex Escrow, S.A. de C.V., Alterna’TV Corporation, Alterna’TV International Corporation and Jefferies & Company, Inc.
Exhibit 2.41. Security Agreement, dated as of May 26, 2011, by and among Alterna’ TV Corporation, Alterna’ TV International Corporation, the other grantors from time to time party thereto and Wells Fargo Bank, National Association, as collateral trustee.
Exhibit 2.42. Pledge Agreement, dated as of May 26, 2011, among Satélites Mexicanos, S.A. de C.V., the other pledgors from time to time party thereto, and Wells Fargo Bank, National Association, as collateral trustee.
Exhibit 2.43. Mortgage, dated as of May 26, 2011, granted by Satélites Mexicanos, S.A. de C.V. in favor of Wells Fargo Bank, National Association, as collateral trustee. (English Translation)
Exhibit 2.44. Floating Lien Pledge Agreement, dated as of May 26, 2011, by and between Satélites Mexicanos, S.A. de C.V. and Wells Fargo Bank, National Association, as collateral trustee. (English Translation)
Exhibit 2.45. Equity Interest Pledge Agreement, dated as of May 26, 2011, by and between Satélites Mexicanos, S.A. de C.V. and Wells Fargo Bank, National Association, as collateral trustee. (English Translation)
Exhibit 2.46. Guarantee of Alterna’TV Corporation.
Exhibit 2.47. Guarantee of Alterna’TV International Corporation.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Item 4.	Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos. S.A. de C.V. (Registrant)
Date: June 3, 2011	By:	/S/ Luis Fernando Stein Velasco
(Signature)
		Name:	Luis Fernando Stein Velasco
		Title:	Chief Financial Officer
* * * * * *

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

EXHIBIT INDEX
To Form 6-K
June 2011

Exhibit Number	Document
1.3	Bylaws of Satélites Mexicanos, S.A. de C.V. (English Translation)

2.37	Agreement and Plan of Merger, dated as of May 26, 2011, by and between Satélites Mexicanos, S.A. de C.V. and Satmex Escrow, S.A. de C.V.

2.38	Indenture, dated as of May 5, 2011, by and between Satmex Escrow, S.A. de C.V. and Wilmington Trust FSB, as trustee.

2.39
Collateral Trust Agreement, dated as of May 26, 2011, by and among Satélites Mexicanos, S.A. de C.V., the Guarantors from time to time party thereto, Wilmington Trust FSB, as trustee, and Wells Fargo Bank National Association, as collateral trustee.

2.40
Registration Rights Agreement, dated as of May 5, 2011, by and among Satélites Mexicanos, S.A. de C.V., Satmex Escrow, S.A. de C.V., Alterna’TV Corporation, Alterna’TV International Corporation and Jefferies & Company, Inc.

2.41
Security Agreement, dated as of May 26, 2011, by and among Alterna’ TV Corporation, Alterna’ TV International Corporation, the other grantors from time to time party thereto and Wells Fargo Bank, National Association, as collateral trustee.

2.42
Pledge Agreement, dated as of May 26, 2011, among Satélites Mexicanos, S.A. de C.V., the other pledgors from time to time party thereto, and Wells Fargo Bank, National Association, as collateral trustee.

2.43	Mortgage, dated as of May 26, 2011, granted by Satélites Mexicanos, S.A. de C.V. in favor of Wells Fargo Bank, National Association, as collateral trustee. (English Translation)

2.44	Floating Lien Pledge Agreement, dated as of May 26, 2011, by and between Satélites Mexicanos, S.A. de C.V. and Wells Fargo Bank, National Association, as collateral trustee. (English Translation)

2.45	Equity Interest Pledge Agreement, dated as of May 26, 2011, by and between Satélites Mexicanos, S.A. de C.V. and Wells Fargo Bank, National Association, as collateral trustee. (English Translation)

2.46	Guarantee of Alterna’TV Corporation.

2.47	Guarantee of Alterna’TV International Corporation.